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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
SAVE THE WORLD AIR, INC.

Full Name of Registrant

Former Name if Applicable

235 Tennant Avenue

Address of Principal Executive Office (Street and Number)
Morgan Hill, California 95037

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Due to its small size and limited number of employees, including the recent change in its Chief Executive Officer, the Company has not completed the preparation of its report on Form 10-QSB for the period ended June 30, 2007.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Lance Jon Kimmel, Esq.	310	557-3059
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The information contained in Part III of the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006 has not yet been filed.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company did not generate any revenue for the three-month periods ended June 30, 2007 and 2006. The Company generated revenue of $22,000 and incurred cost of goods sold of $5,360 for the six-month period ended June 30, 2007, compared to $-0- and $-0-, respectively, for the six-month period ended June 30, 2006.
The Company expects to report that operating expenses were $1,023,787 for the three-month period ended June 30, 2007, compared to $1,852,870 for the three-month period ended June 30, 2006, a decrease of $829,083. This decrease is attributable to decreases in non-cash expenses of $748,749 and cash expenses of $80,334. Specifically, the non-cash decrease is attributable to the revaluation of options and warrants given to employees and consultants ($771,047), partially offset by an increase in depreciation ($22,298). Decreases in cash expenses are attributable to decreases in travel expenses ($72,164), corporate expenses ($35,211), and salaries and benefits ($3,279), partially offset by increases in consulting and professional fees ($15,274), exhibits and trade shows ($8,666), and office and other expenses ($6,380).
The Company expects to report that operating expenses were $2,303,562 for the six-month period ended June 30, 2007, compared to $3,607,840 for the six-month period ended June 30, 2006, a decrease of $1,304,278. This decrease is attributable to a decrease in non-cash expenses of $1,581,546, offset by an increase in cash expenses of $277,268. Specifically, the non-cash decrease is attributable to the revaluation of options and warrants given to employees and consultant ($1,634,364), partially offset by an increase in depreciation ($52,818). Increases in cash expenses are attributable to increases in consulting and professional fees ($188,907), office and other expenses ($75,024), exhibits and trade shows ($33,228), and salaries and benefits ($30,859), partially offset by decreases in travel expenses ($31,607) and corporate expenses ($19,143).
The Company expects to report that research and development expenses were $100,731 for the three-month period ended June 30, 2007, compared to $121,111 for the three-month period ended June 30, 2006, a decrease of $20,380. This decrease is attributable to decreases in consulting fees ($31,740), and travel and related expenses ($11,211), partially offset by an increase in product testing, research and supplies ($22,571).
The Company expects to report that research and development expenses were $441,183 for the six-month period ended June 30, 2007, compared to $178,873 for the six-month period ended June 30, 2006, an increase of $262,310. This increase is attributable to an increase in product testing, research and supplies ($351,676), partially offset by decreases in consulting fees ($63,423) and travel and related expenses ($25,943).
The Company expects to report that other expense for the three-month period ended June 30, 2007 were $403,665, compared to $1,018,244 for the three-month period ended June 30, 2006, a decrease of $614,579. This decrease is attributable to decreases in non-cash interest expense ($720,488) and cash interest expense ($38,860), partially offset by an increase in financing costs ($137,791) and a decrease in interest and other income ($6,978).
The Company expects to report that other expense for the six-month period ended June 30, 2007 were $713,439, compared to $2,202,817 for the six-month period ended June 30, 2006, a decrease of $1,489,378. This decrease is attributable to decreases in non-cash interest expense ($1,649,831) and cash interest expense ($86,419), partially offset by an increase in financing cost ($239,998) and a decrease in interest and other income ($6,874).
The Company expects to report a net loss of $1,528,183, or $0.04 per share, for the three-month period ended June 30, 2007, compared to a net loss of $2,992,225, or $0.09 per share, for the three-month period ended June 30, 2006. The Company expects to report a net loss of $3,442,344, or $0.09 per share, for the six-month period ended June 30, 2007, compared to a net loss of $5,990,330, or $0.18 per share, for the six-month period ended June 30, 2006. The Company expects to report that it will incur additional net loss in the fiscal year ending December 31, 2007, primarily attributable to continued operating and marketing-related expenditures without the benefit of any significant revenue for the remainder of the year.

SAVE THE WORLD AIR, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 13, 2007	By:	/s/ Charles K. Dargan II

Charles K. Dargan II
		Title:	Chief Financial Officer